Mail Stop 4561

June 1, 2010

Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File No. 001-09853**

Dear Mr. Tucci:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Backlog, page 8

1.   You state that "[y]our backlog at any particular time is not meaningful because it is not necessarily indicative of future sales levels." In your response letter, please explain the basis on which you concluded that the backlog levels in the previous two years, as well as the changes from year to year, were not material.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 23

2.   Please tell us what consideration you have given to expanding the overview of this section to describe in greater detail the known trends and uncertainties that will have, or are reasonably likely to have, an impact on your liquidity, capital resources or results of operations. For example, tell us what consideration you gave to discussing the "four mega-billion-dollar-plus growth opportunities" for the company in 2010 referenced by the Chief Executive Officer in the Q4 2009 Earnings Conference Call.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference from the definitive proxy statement filed on March 28, 2010)

Corporate Governance, page 6

3.   We note that you have included a discussion in response to Item 402(s) of Regulation S-K regarding your compensation policies and practices as they relate to your risk management; however, it does not appear that you have specifically indicated whether your compensation policies and practices are or are not reasonably likely to have an adverse effect on your company. Please clarify in your response letter your conclusion in this respect and tell us the process you undertook to reach that conclusion, if different from your Risk Oversight discussion beginning on page 7.

Item 15. Exhibits and Financial Statement Schedules

4.   We note that you originally filed the Agreement and Plan of Merger, dated July 8, 2009, by and among EMC and Data Domain in a Form 8-K filed on July 9, 2009, but did not list the agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form 10-K even if it was previously filed. Please refer to Regulation S-K Compliance & Disclosure Interpretation Question 146.02 available on our website.

5.   Please provide us with an analysis as to why you determined that the change in control agreements with each your named executive officers need not be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel